UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No.                    )1
Lululemon Athletica, Inc.
(Name of issuer)
Common Stock, par value $0.01

(Title of class of securities)
550021109

(CUSIP number)
Jarlyth H. Gibson, Assistant Compliance Officer 617-951-9493
C/o Advent International Corporation, 75 State Street, 29th Floor
Boston, MA 02109

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)
July 26, 2007

(Date of event which requires filing of this statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box :.☐
     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
(Continued on following pages)
(Page 1 of 23 pages)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	550021109	Schedule 13D	Page	2	of	23

1	NAMES OF REPORTING PERSON Advent International Corporation

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	Source of Funds

WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2 (d) or 2(e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		15,429,001

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		15,429,001

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,429,001

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

22.85%

14	TYPE OF REPORTING PERSON*

CO, IA

CUSIP No.	550021109	Schedule 13D	Page	3	of	23

1	NAMES OF REPORTING PERSON Advent International LLC

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	Source of Funds

WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2 (d) or 2(e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Massachusetts

	7	SOLE VOTING POWER

NUMBER OF		15,429,001

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		15,429,001

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,429,001

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

22.85%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No.	550021109	Schedule 13D	Page	4	of	23

1	NAMES OF REPORTING PERSON GPE V GP Limited Partnership

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	Source of Funds

WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2 (d) or 2(e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		15,258,698

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		15,258,698

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,258,698

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

22.60%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No.	550021109	Schedule 13D	Page	5	of	23

1	NAMES OF REPORTING PERSON Advent International GPE V Limited Partnership

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	Source of Funds

WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2 (d) or 2(e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		2,054,779

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,054,779

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,054,779

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.04%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No.	550021109	Schedule 13D	Page	6	of	23

1	NAMES OF REPORTING PERSON Advent International GPE V-A Limited Partnership

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	Source of Funds

WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2 (d) or 2(e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		5,103,317

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,103,317

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,103,317

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.56%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No.	550021109	Schedule 13D	Page	7	of	23

1	NAMES OF REPORTING PERSON Advent International GPE V-B Limited Partnership

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	Source of Funds

WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2 (d) or 2(e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		4,312,049

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,312,049

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,312,049

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.39%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No.	550021109	Schedule 13D	Page	8	of	23

1	NAMES OF REPORTING PERSON Advent International GPE V-G Limited Partnership

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	Source of Funds

WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2 (d) or 2(e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		3,294,192

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,294,192

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,294,192

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.88%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No.	550021109	Schedule 13D	Page	9	of	23

1	NAMES OF REPORTING PERSON Advent International GPE V-I Limited Partnership

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	Source of Funds

WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2 (d) or 2(e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		494,361

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		494,361

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

494,361

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.73%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No.	550021109	Schedule 13D	Page	10	of	23

1	NAMES OF REPORTING PERSON Advent Partners GPE V Limited Partnership

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	Source of Funds

WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2 (d) or 2(e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		71,573

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		71,573

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

71,573

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.11%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No.	550021109	Schedule 13D	Page	11	of	23

1	NAMES OF REPORTING PERSON Advent Partners GPE V-A Limited Partnership

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	Source of Funds

WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2 (d) or 2(e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		26,616

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		26,616

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,616

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.04%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No.	550021109	Schedule 13D	Page	12	of	23

1	NAMES OF REPORTING PERSON Advent Partners GPE V-B Limited Partnership

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	Source of Funds

WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2 (d) or 2(e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		45,498

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		45,498

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

45,498

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.07%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No.	550021109	Schedule 13D	Page	13	of	23

1	NAMES OF REPORTING PERSON Advent Partners III Limited Partnership

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☑
(b) ☐

3	SEC USE ONLY

4	Source of Funds

WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2 (d) or 2(e):

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		26,616

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		26,616

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,616

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.04%

14	TYPE OF REPORTING PERSON*

PN

CUSIP No.	550021109	Schedule 13D	Page	14	of	23
Item 1. Security and Issuer
     This statement on Schedule 13D relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the Common Stock, par value $0.01 per share (the “Common Stock”), of Lululemon Athletica, Inc., a Delaware corporation (the “Corporation”). The address of the principal executive office of the Corporation is 2285 Clark Drive, Vancouver, British Columbia, Canada, V5N 3G9.
Item 2. Identity and Background
     (a) (b) (c) (f) This statement is being filed by the following entities:
(1) Advent International Corporation, a Delaware corporation;
(2) Advent International LLC, a Massachusetts limited partnership;
(3) GPE V GP Limited Partnership, a Cayman Islands limited partnership;
(4) Advent International GPE V Limited Partnership, a Cayman Islands limited partnership;
(5) Advent International GPE V-A Limited Partnership, a Delaware limited partnership;
(6) Advent International GPE V-B Limited Partnership, a Cayman Islands limited partnership;
(7) Advent International GPE V-G Limited Partnership, a Delaware limited partnership;
(8) Advent International GPE V-I Limited Partnership, a Cayman Islands limited partnership;
(9) Advent Partners GPE V Limited Partnership, a Delaware limited partnership;
(10) Advent Partners GPE V-A Limited Partnership, a Delaware limited partnership;
(11) Advent Partners GPE V-B Limited Partnership, a Delaware limited partnership;
(12) Advent Partners III Limited Partnership, a Delaware limited partnership;
     The entities listed in subparagraphs (1) through (12) above are herein collectively referred to as the “Reporting Persons” and individually as a “Reporting Person,” and the entities listed in subparagraphs (4) through (12) above are herein collectively referred to as the “Advent Funds” and individually as an “Advent Fund.”
     Advent International Corporation (“AIC”) is a Delaware corporation, and the persons serving as its directors and executive officers are set forth on Schedule A hereto.

CUSIP No.	550021109	Schedule 13D	Page	15	of	23
     Advent International Corporation is the Manager of Advent International LLC (“AI LLC”) which in turn is the General Partner of the following entities: Advent Partners GPE V Limited Partnership, Advent Partners GPE V-A Limited Partnership, Advent Partners GPE V-B Limited Partnership, Advent Partners III Limited Partnership and GPE V GP Limited Partnership (“GPE V GP”). GPE V GP Limited Partnership is the General Partner of the following entities: Advent International GPE V Limited Partnership, Advent International GPE V-A Limited Partnership, Advent International GPE V-B Limited Partnership Advent International GPE V-G Limited Partnership and Advent International GPE V-I Limited Partnership. The principal business address of each Reporting Person is c/o Advent International Corporation, 75 State Street, Boston, MA 02109.
     The principal business of Advent International Corporation is to operate as an investment advisory firm and to make private equity investments. The principal business of each Reporting Person other than Advent International Corporation, Advent International LLC and GPE V GP Limited Partnership is to provide risk capital for, and make investments in the securities of, privately held and other businesses.
     (d) (e) During the last five years, none of the Reporting Persons nor any person listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor any person listed on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     On December 5, 2005, the Reporting Persons acquired beneficial ownership 85,796 shares of Series A Preferred Stock for an aggregate price of $74,164,775. The source of the funds used to purchase the Preferred Stock was derived from the working capital of the Reporting Persons (other than AIC, AI LLC and GPE V GP, which did not pay for the shares but rather acquired beneficial ownership of the shares of Preferred Stock indirectly, through controlled entities).
     On July 26, 2007, the effective date of the Issuer’s initial public offering of Common Stock (the “IPO”), the Series A Preferred Stock was exchanged for shares of common stock through a corporate reorganization, pursuant to an Agreement and Plan of Reorganization dated April 26, 2007, among the Issuer, the Advent Funds, other stockholders of the Issuer and certain other parties (the “Reorganization Agreement”).
     In conjunction with the Corporation’s Initial Public Offering, the Advent Funds sold 9,391,053 shares of Common Stock, resulting in a decline in beneficial ownership by the Reporting Persons by that amount. The number of shares indicated as being beneficially owned by the Reporting Persons in this Schedule 13D gives effect to the sale of such shares in the IPO.

CUSIP No.	550021109	Schedule 13D	Page	16	of	23
Item 4. Purpose of Transaction.
     The Reporting Persons acquired the securities of the Corporation strictly for investment purposes. The Reporting Persons intend to periodically review their investment in the Corporation. Depending upon future evaluations of the business prospects of the Corporation and upon other developments, including, but not limited to, general economic and business conditions and market conditions, the Reporting Persons may determine to increase or decrease their equity interest in the Corporation by acquiring additional Securities, or by disposing of all or a portion of the Securities now held.
     Except as set forth in this statement, none of the Reporting Persons nor, to the best of their knowledge, any person listed on Schedule A hereto, has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Corporation, or the disposition of securities of the Corporation; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Corporation or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries; (d) any change in the present board of directors or management of the Corporation, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Corporation; (f) any other material change in the Corporation’s business or corporate structure; (g) changes in the Corporation’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person; (h) causing a class of securities of the Corporation to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Corporation becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
     (a) The following table sets forth the aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person named in Item 2 of this statement (based upon 67,516,728 shares of Common Stock outstanding as August 2, 2007). The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3.

CUSIP No.	550021109	Schedule 13D	Page	17	of	23

	Number of	Percentage	Number of
	Shares	of Common	Shares Sold in
	Beneficially	Stock	Past 60
Reporting Person	Owned	Outstanding	Days

Advent International Corporation (1)(2)(3)	15,429,001	22.85%	9,391,053
Advent International LLC (1) (2)	15,429,001	22.85%	9,391,053
GPE V GP Limited Partnership (1) (3)	15,258,698	22.60%	9,287,396
Advent International GPE V Limited Partnership (3)	2,054,779	3.04%	1,250,666
Advent International GPE V-A Limited Partnership (3)	5,103,317	7.56%	3,106,197
Advent International GPE V-B Limited Partnership(3)	4,312,049	6.39%	2,624,582
Advent International GPE V-G Limited Partnership(3)	3,294,192	4.88%	2,005,051
Advent International GPE V-I Limited Partnership (3)	494,361	0.73%	300,900

CUSIP No.	550021109	Schedule 13D	Page	18	of	23

	Number of	Percentage	Number of
	Shares	of Common	Shares Sold in
	Beneficially	Stock	Past 60
Reporting Person	Owned	Outstanding	Days

Advent Partners GPE V Limited Partnership (2)	71,573	0.11%	43,564
Advent Partners GPE V-A Limited Partnership (2)	26,616	0.04%	16,200
Advent Partners GPE V-B Limited Partnership (2)	45,498	0.07%	27,693
Advent Partners III Limited Partnership (2)	26,616	0.04%	16200

Total Group	15,429,001	22.85%	9,391,053

(1)	Advent International Corporation (“AIC”) is the Manager of Advent International LLC (“AI LLC”) which in turn is the General Partner of the indicated Reporting Persons. As such, AIC has the sole power to vote and dispose of the securities owned by the indicated Reporting Persons. The beneficial ownership of AIC and AI LLC derive from such power.

(2)	Advent International Corporation (“AIC”) is the Manager of Advent International LLC (“AI LLC”) which in turn is the General Partner the indicated Reporting Persons. As such, AIC has the sole power to vote and dispose of the securities of Advent Partners GPE V Limited Partnership, Advent Partners GPE V-A Limited Partnership, Advent Partners GPE V-B Limited Partnership, Advent Partners III Limited Partnership and GPE V GP Limited Partnership (“GPE V GP”). The beneficial ownership of AIC, AI LLC and GPE V GP derive from such power.

(3)	Advent International Corporation (“AIC”) is the Manager of Advent International LLC (“AI LLC”) which in turn is the General Partner of GPE V GP Limited Partnership (“GPE V GP”) which in turn is the General Partner of the indicated Reporting Persons. As such, AIC has the sole power to vote and dispose of the securities of Advent International GPE V Limited Partnership, Advent International GPE V-A Limited Partnership, Advent International GPE V-B Limited Partnership, Advent International GPE V-G Limited Partnership and Advent International GPE V-

CUSIP No.	550021109	Schedule 13D	Page	19	of	23

I Limited Partnership. The beneficial ownership of AIC, AI LLC and GPE V GP derive from such power.
     (b) Each of the Reporting Persons listed in the table set forth above has sole voting and dispositive power over the Common Stock beneficially owned by it as indicated above.
     (c) Other than the acquisition of the Securities described in Item 3 above and the sale of the number of shares of Common Stock as set forth in the table included in Item 3 above under the column captioned “Shares Sold in Past 60 Days,” none of the Reporting Persons and the persons set forth on Schedule A and in Item 2(d) hereto has effected any transactions in the Common Stock during the last 60 days. The shares indicated as being sold in the table included in Item 3 above were sold by the Advent Funds in the IPO, resulting in a decline in the beneficial ownership of shares of Common Stock by all the Reporting Persons.
     (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the Securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Agreement and Plan of Reorganization
Prior to the IPO, the Issuer did not own 100% of its operating subsidiaries, Lululemon Athletica, Inc. (“Lulu Canada”) and Lululemon Athletica USA, Inc. (“Lulu USA”). In connection with the IPO, the Issuer entered into the Reorganization Agreement with the Advent Funds, other stockholders of the Issuer and certain other parties, pursuant to which Lulu Canada and Lulu USA were to in effect become the Issuer’s direct or indirect wholly-owned subsidiaries. Upon completion of the corporate reorganization which took place at the time of the IPO on July 26, 2007, the Issuer issued shares of Common Stock to its existing stockholders and to Slinky Financial ULC, a company controlled by Dennis Wilson, the Issuer’s founder, which owned shares of an affiliate of the Issuer prior to the reorganization. In exchange for all of the shares of Series A Preferred Stock owned by the Advent Funds, the Issuer issued a total of 24,820,054 shares of Common Stock to the Advent Funds,
Pursuant to the terms of the Reorganization Agreement, the Issuer agreed to provide certain audited and unaudited financial and budget information to the Advent Funds and other stockholders which were parties to the Reorganization Agreement, subject to their agreement to keep such information confidential. The Issuer’s obligation to provide that type of information to the Advent Funds and the other stockholder parties is deemed satisfied to the extent such information is included in the Issuer’s filings with the SEC.
Also pursuant to the terms of the reorganization agreement, certain stockholders of the Issuer, including the Advent Funds, obtained the right to include certain of their shares in this offering. In accordance with that right, the Advent Funds sold 9,391,053 shares of Common Stock registered in the IPO. The Issuer is obligated to pay all expenses in connection with such registration (other than underwriting commissions or discounts), and the Issuer is also required to indemnify the selling stockholders, including the Advent Funds, and the selling stockholders are required to indemnify the Issuer, for certain liabilities in connection with the IPO.
Stock Purchase Agreement dated December 5, 2005
On December 5, 2005, the Issuer and certain of its affiliates entered into a stock purchase agreement with the Advent Funds and certain other purchasers, pursuant to which, among other things, the Advent Funds purchased 85,796 shares of Series A Preferred Stock for an aggregate price of $74,164,775.
Stockholders Agreement
In connection with the stock purchase agreement described above, the Issuer entered into a stockholders agreement with the Advent Funds and the other purchasers under the stock purchase agreement and certain

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of their affiliates. In accordance with the stockholders agreement, the stockholder parties, including the Advent Funds, agreed to vote their shares in favor of election to the Issuer’s board of directors of three individuals designated by affiliates of Advent International Corporation, three individuals designated by affiliates of Mr. Wilson, and one individual designated by affiliates of Highland Capital Partners. Highland Capital Partners is affiliated with certain purchasers under the stock purchase agreement. Pursuant to the stockholders agreement, David Mussafer and Steven Collins, affiliates of the Reporting Persons, were elected to the Issuer’s board of directors.
The stockholders agreement also provided that upon a decision to proceed with an initial underwritten public offering of the Issuer, each of the stockholder parties would be required to cause a reorganization of the capital stock of the Issuer and certain affiliates of the Issuer such that Lulu USA and Lulu Canada would effectively become the Issuer’s direct or indirect wholly owned subsidiaries. In addition, the stockholders agreement provided certain of the stockholder parties, including the Advent Funds, with rights with respect to the Issuer’s capital stock, including rights of first refusal, preemptive rights and participation rights in the sale of shares of the Issuer’s capital stock. The rights of first refusal, preemptive rights and participation rights did not apply to issuances by the Issuer in the IPO.
The stockholders agreement, and all of the rights of the stockholder parties thereunder, were terminated upon the closing of the IPO, which took place on August 2, 2007.
Registration Rights Agreement
Pursuant to the Reorganization Agreement, the Issuer entered into an amended and restated registration rights agreement with the Advent Funds and certain other stockholders which acquired their shares prior to the IPO, providing for certain rights with respect to the registration of their shares of Common Stock under the Securities Act. The registration rights agreement provides that if the Issuer determines to register any securities under the Securities Act after the IPO, either for its own account or for the account of a security holder or holders, the holders of registration rights, including the Advent Funds, are entitled to written notice of the registration and are entitled to include their shares of Common Stock in such registration.
In addition, the Advent Funds and other holders of registration rights may demand the Issuer to use its best efforts to effect the registration of their shares of Common Stock on up to three occasions. All of these registration rights are subject to certain conditions and limitations, including the right of any underwriters involved in the applicable offerings to limit the number of shares included in an offering. In general, the Issuer is required to pay all registration expenses except any underwriting discounts and applicable selling commissions.
The Issuer is also obligated to indemnify the Advent Funds and the other holders of registration rights and any underwriter, and the Advent Funds and the other holders of registration rights are required to indemnify the Issuer, for certain liabilities in connection with offerings conducted under the amended and restated registration rights agreement.
Contribution Agreement
In connection with the IPO, the Issuer entered into a contribution agreement with the Advent Funds and the other selling stockholders in the IPO. Pursuant to the terms of the contribution agreement, in the event that any of the selling stockholders, including any of the Advent Funds, incurs any losses, claims, damages or liabilities under the Securities Act, Canadian securities laws or otherwise, insofar as such losses (or actions in respect thereof) arise out of or are based upon a determination that such selling stockholder is an underwriter within the meaning of the Securities Act, the Issuer and the other selling stockholders will contribute to such losses on a pro rata basis.
Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description
* 1	Agreement and Plan of Reorganization dated as of April 26, 2007, by and among the parties named therein (Incorporated by reference to Exhibit 2.1 to the Issuer’s Registration Statement on Form S-1 (file No. 333-142477) filed with the Commission on May 1, 2007 (the “Form S-1”)).

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Exhibit No.	Description
* 2	Stockholders Agreement dated December 5, 2005 among lululemon athletica inc. and the persons listed on Schedule A thereto (Incorporated by reference to Exhibit 10.8 to the Form S-1).

* 3	Amended and Restated Registration Rights Agreement between the parties named therein (Incorporated by reference to Exhibit 10.10 to the Form S-1).

* 4	Stock Purchase Agreement dated as of December 5, 2005 by and among lululemon athletica inc., Highland Funds, Advent International GPE V-A Limited Partnership, lululemon usa inc., Oyoyo Holdings, Inc., LIPO Investments (USA) Inc. and Dennis Wilson (Incorporated by reference to Exhibit 10.23 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on June 11, 2007).

* 5	Contribution Agreement by and among lululemon athletica inc., Slinky Financial ULC and each of the other parties named therein (Incorporated by reference to Exhibit 10.32 to Amendment No. 6 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on July 17, 2007).

*	Incorporated by reference.
(The Remainder of this Page Left Intentionally Blank)

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SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
August 6, 2007
Advent International GPE V Limited Partnership
Advent International GPE V-A Limited Partnership
Advent International GPE V-B Limited Partnership
Advent International GPE V-G Limited Partnership
Advent International GPE V-I Limited Partnership

By:	GPE V GP Limited Partnership,
General Partner
By:	Advent International LLC, General Partner
By:	Advent International Corporation,
Manager
By:	Jarlyth H. Gibson, Assistant Compliance Officer*
GPE V GP Limited Partnership
Advent Partners GPE V Limited Partnership
Advent Partners GPE V-A Limited Partnership
Advent Partners GPE V-B Limited Partnership
Advent Partners III Limited Partnership
By: Advent International LLC, General Partner
By: Advent International Corporation, Manager
By: Jarlyth H. Gibson, Assistant Compliance Officer*
Advent International LLC
By: Advent International Corporation, Manager
Advent International Corporation
By: Jarlyth H. Gibson, Assistant Compliance Officer*
* For all of the above:

/s/ Jarlyth H. Gibson Jarlyth H. Gibson, Assistant Compliance Officer

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SCHEDULE A
          The name and present principal occupation of each executive officer and director of Advent International Corporation is set forth below. The business address of each executive officer and director of Advent International Corporation is c/o Advent International Corporation, 75 State Street, Boston, Massachusetts 02109. All of the persons listed below are United States citizens.
I. Advent International Corporation

	Position with	Principal
	Advent International	Occupation
Name	Corporation	(if different)
Peter A. Brooke	Chairman

Thomas H. Lauer	Senior Vice President Managing Director Chief Financial Officer Assistant Secretary Executive Officers’ Committee Member

Ernest G. Bachrach	Executive Officers’ Committee Member

Humphrey W. Battcock	Executive Officers’ Committee Member

Ralf Huep	Executive Officers’ Committee Member

David M. Mussafer	Director Executive Officers’ Committee Member

William C. Schmidt	Executive Officers’ Committee Member

Steven M. Tadler	Director Executive Officers’ Committee Member

Janet L. Hennessy	Senior Vice President of Finance Partner Chief Compliance Officer Assistant Secretary

John F. Brooke	Director	General Partner of Brooke Private Equity

Mark Hoffman	Director	Chairman of Cambridge Research Group

David W. Watson	Secretary	Attorney